UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.2)

MAXPOINT INTERACTIVE, INC.
(Names of Subject Company)

MERCURY MERGER SUB, INC.
(Offeror)

A WHOLLY OWNED INDIRECT SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.00005 PAR VALUE
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, Texas 78256
(210) 697-8888
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David Feirstein, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4861

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$96,326,307	$11,164.22

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 6,765,859 shares of common stock, par value $0.00005 per share (the “Shares”), of MaxPoint Interactive, Inc. (“MaxPoint”) issued and outstanding, multiplied by the offer price of $13.86 per share (the “Offer Price”); plus (ii) 95,024 Shares subject to issuance in respect of MaxPoint’s restricted stock awards that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price; and plus (iii) 89,067 Shares subject to issuance in respect of outstanding MaxPoint stock options that have vested or are anticipated to be vested prior to the completion of the transaction, multiplied by the Offer Price.

     The calculation of the filing fee is based on information provided by MaxPoint as of August 31, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,164.22	Filing Party: Harland Clarke Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed: September 11, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No.2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Harland Clarke Holdings Corp., a Delaware corporation (“Parent”) and by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on September 11, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00005 per Share (“Shares”), of MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), at a price of $13.86 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated September 11, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below:

“On September 20, 2017, Anthony Freeborn, alleging himself to be a stockholder of MaxPoint, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of North Carolina (the “Freeborn Complaint”), against MaxPoint and all members of the board of directors of MaxPoint. Among other things, the Freeborn Complaint alleges that the Offer Price inadequately compensates the MaxPoint stockholders for their Shares and the Schedule 14D-9 filed by MaxPoint Interactive, Inc. with the SEC on September 11, 2017 made untrue statements of facts and/or omitted material facts necessary to make the statements made not misleading. The suit seeks, among other things, (a) a declaration that this action is properly maintainable as a class action and certification of the plaintiff as class representative and the plaintiff’s counsel as class counsel, (b) an order preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer unless and until the defendants disclose certain alleged material information which purportedly has been omitted from the Schedule 14D-9, (c) an order rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof or granting the plaintiff and the class rescissory damages, (d) an order directing the defendants to account to the plaintiff and the class for all damages suffered as a result of certain alleged wrongdoing, and (e) an award of plaintiff’s costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses. The foregoing summary of the Freeborn Complaint does not purport to be complete and is qualified in its entirety by reference to the Freeborn Complaint, which is filed as Exhibit (a)(5)(A) to the Schedule TO.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit

“(a)(5)(B)
Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Anthony Freeborn, Individually and On Behalf of All Others Similarly Situated, v. MaxPoint Interactive, Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len K. Jordan, and Augustus Tai.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2017

MERCURY MERGER SUB, INC.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	Senior Vice President, General Counsel and Secretary

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Lee Ann Stevenson
Name:	Lee Ann Stevenson
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 11, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)
Joint Press Release of Valassis and MaxPoint Interactive, Inc. on August 28, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).*

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 11, 2017.*

(a)(5)(A)
Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Robert Berg, Individually and On Behalf of All Others Similarly Situated, v. Maxpoint Interactive, Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len Jordan, Augustus Tai, Harland Clarke Holdings Corp. Mercury Merger Sub, Inc., and Valassis Communications, Inc.*

(a)(5)(B)
Complaint filed in the United States District Court for the Eastern District of North Carolina, captioned Anthony Freeborn, Individually and On Behalf of All Others Similarly Situated, v. MaxPoint Interactive, Inc., Joseph Epperson, Kevin Dulsky, Lynnette Frank, Len K. Jordan, and Augustus Tai.

(b)(1)	Commitment Letter, dated as of August 27, 2017, among Credit Suisse AG, Credit Suisse Securities (USA) LLC and Harland Clarke Holdings Corp.*

(d)(1)
Agreement and Plan of Merger, dated as of August 27, 2017, among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and MaxPoint Interactive, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017).*

(d)(2)	Confidentiality Agreement, dated August 23, 2016, between MaxPoint Interactive, Inc. and Valassis Communications, Inc. (a wholly owned subsidiary of Harland Clarke Holdings Corp.).*

(d)(3)
Tender and Support Agreement, dated as of August 27, 2017, by and among Harland Clarke Holdings Corp., Mercury Merger Sub, Inc., Trinity Ventures X, L.P., Trinity X Side-by-Side Fund, L.P., Trinity X Entrepreneurs’ Fund, L.P., Trinity TVL X, LLC, TVL Management Corporation, Madrona Venture Fund IV, LP, Madrona Venture Fund IV-A, LP, Madrona Investment Partners IV, LP, Madrona IV General Partner, LLC and Joseph Epperson (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MaxPoint Interactive, Inc. with the Securities and Exchange Commission on August 28, 2017). *

(d)(4)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Gretchen Joyce.*

(d)(5)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Joseph Epperson.*

(d)(6)	Restrictive Covenant Agreement, dated as of August 27, 2017, by and among MaxPoint Interactive, Inc., Harland Clarke Holdings Corp., Mercury Merger Sub, Inc. and Kurt Carlson.*

(g)	None.

(h)	None.

* previously filed